WWA GROUP, INC.

404 W. Powell Lane, Suite 303-304

Austin, Texas 78753

June 30, 2011

Lisa Sellers

Mail Stop 3561

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street N.W.

Washington, D.C. 20549-0405

Re:       WWA Group, Inc.

            Item 4.01 Form 8-K

Filed May 19, 2010

File No. 000-26927

Dear Ms. Sellers:

Thank you for your comments dated May 20, 2010 related to our disclosure for WWA Group, Inc. (the “Company”) on Item 4.01 of Form 8-K filed on May 19, 2010.

The Company does hereby submit this response letter in connection with the filing of an amended Form 8-K.

Please direct copies of all responses and any additional comments to the following address and facsimile number or email address:

            Ruairidh Campbell

            Orsa & Company

700 Lavaca Street, Suite 1400

Austin, Texas 78701

            Telephone: (801) 232-7395

            Facsimile:  (801) 582-9629

            Email: ruairidh@orsacompany.com

The following are our detailed responses to your comments.

Item 4.01 8-K Filed May 19, 2010

  Please disclose whether Arora’s report on the financial statements for either of the past two years contained an adverse or a disclaimer of opinion or were qualified or modified as to uncertainty, audit scope or accounting principles and describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. Please refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

Response:

1

The Company has filed an amendment on Form 8-K to disclose that Arora’s report on financial statements for either of the past two years did not contain an adverse or a disclaimer of opinion or any modification as to uncertainty, audit scope or accounting principles.

  Please file an updated letter from Arora as an exhibit to the amendment filed in response to our comments in response to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

Response:

The Company requested that Arora furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements made in the amended Form 8-K filing. No such letter has been received from Arora to date. The Company is therefore unable to file an updated letter from Arora as an exhibit to the amended Form 8-K.

In connection with the Company’s response to these comments, we confirm the following:

  The Company is responsible for the adequacy and accuracy in its filings;

  Staff comments or changes to disclosure in respect to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We do hope that the information provided above is responsive to your comments.  Should you have any additional comments or questions regarding the Company’s filings on Item 4.01 of Form 8-K, please contact us.

Sincerely,

/s/ Eric Montandon

Eric Montandon

Chief Executive Officer